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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 26, 2013

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Premier (sold on or after October 1, 2012) Individual Variable Annuity
Post-Effective Amendment No. 1
File Nos. 811-01978 & 333-182250

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on April 8, 2013. Registrant filed the Post-Effective Amendment with the Commission on February 26, 2013 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 16 other post-effective amendments with the Commission between February 27, 2013 and March 1, 2013 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

•	Please confirm that all bracketed, blank and required information and exhibits will be included in a subsequent post-effective amendment.

Response: Registrant confirms that all bracketed, blank and required information and exhibits will be included in the post-effective amendments filed pursuant to Rule 485(b).

•

The comments are given as to ONcore Premier (sold on or after October 1, 2012), ONcore Value (sold before October 1, 2012) and ONcore Lite II. To the extent any comments apply to the other filings, please make them in those filings.

Ms. Roberts

April 26, 2013

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing and changes will be made to each applicable filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 1	811-01978	333-182250
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 1	811-01978	333-182248
ONcore Xtra (sold on or after October 1, 2012), Post-Effective Amendment No. 1	811-01978	333-182249
ONcore Value (sold before October 1, 2012), Post-Effective Amendment No. 51	811-01978	333-43513
ONcore Xtra (sold before October 1, 2012), Post-Effective Amendment No. 42	811-01978	333-86603
ONcore Premier (sold before October 1, 2012), Post-Effective Amendment No. 48	811-01978	333-43515
ONcore Wrap, Post-Effective Amendment No. 24	811-01978	333-134982
ONcore Flex, Post-Effective Amendment No. 45	811-01978	333-43511
ONcore Lite, Post-Effective Amendment No. 39	811-01978	333-52006
ONcore Ultra, Post-Effective Amendment No. 21	811-01978	333-134288
ONcore Lite II, Post-Effective Amendment No. 19	811-01978	333-156430
ONcore Ultra II, Post-Effective Amendment No. 19	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 12	811-01978	333-164075
ONcore Flex II, Post-Effective Amendment No. 12	811-01978	333-164069
ONcore Xtra II, Post-Effective Amendment No. 12	811-01978	333-164073
ONcore Premier II, Post-Effective Amendment No. 12	811-01978	333-164070
ONcore Premier WF, Post-Effective Amendment No. 9	811-01978	333-171785

ONcore Value (sold before October 1, 2012) (333-43513)

1. Cover Page – Please confirm that all material variations are set forth in the prospectus given the statement that certain features may vary by broker-dealer.

Response: Registrant confirms that all material variations are set forth in the prospectus.

2. Investment Restrictions for Certain Optional Riders (p. 21) – Please confirm or clarify that the time-frame for the changes in the investment restrictions for certain riders is correct. If there are any gaps in the time between riders, please explain.

Response: The disclosure has been revised to reflect that the correct time period is for GLWB Plus, Joint GLWB Plus and GPP (2012) riders applied for before or after May 1, 2013, as applicable.

3. GLWB Plus (p. 58) – Please explain the basis for the change in language regarding prorating a rider charge if the rider terminates for any reason for existing owners.

Ms. Roberts

April 26, 2013

Response: The disclosure change was a clarification of language in the rider form. It is more beneficial to the existing contract owners, since it allows for a pro-rated rider charge if the rider terminates for any reason, as opposed to charging a full year’s worth of rider charge at the time of termination.

ONcore Lite II (333-156430)

1. Fee Table (p. 10) – Please confirm the current charge for the ARDBR (2008) for issue ages through 74.

Response: Registrant has confirmed that the correct charge is 0.80% and has corrected any discrepancy.

2. Investment Restrictions for Certain Optional Riders (pp 19-22) – The sentence regarding the Fixed Accumulation Account not being available with the GLWB Plus and GPP (2012) appears to have been dropped. Please re-insert the relevant sentence.

Response: The disclosure has been revised to re-insert the sentence.

The reference to Appendix E should be Appendix C.

Response: The reference has been corrected to Appendix C.

3. Summary of Optional Living Benefits (p. 82) – In the summary of the Joint GLWB Preferred I.S. rider, there appears to be a typographical error referencing the “GLWB Plus.”

Response: The reference has been corrected to refer to the GLWB Preferred I.S.

ONcore Premier (sold on or after October 1, 2012) (333-182250)

1. GLWB Preferred I.S. (p. 46) – Please bold the sentence in the Joint GLWB Preferred I.S., “Please note that if one of the spouses ceases to be a Participating Spouse, you will continue to be charged for the Joint GLWB Preferred I.S. rider.”

Response: The requested change has been made.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel